FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 21, 2004
                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Cancellation of Listing
                                    dated 21 October 2004



21 October, 2004



British Energy plc



Ordinary Shares and A Shares

Cancellation of Listing



British Energy notes the announcement by the Financial Services Authority this morning that the listing of its Ordinary and A shares has been cancelled. This follows the application by the Company for cancellation of the listing of the shares as notified in a circular issued to shareholders on 23 September giving 20 business days notice as required under the Listing Rules. The reasons for the Company making the application for cancellation of the listings are set out in that circular.



The three series of British Energy Bonds in issue due 2003, 2006 and 2016 are expected to remain listed until the effective date of the Agreed Restructuring.



Contact:


Andrew Dowler                    020 7831 3113        (Media Enquiries)
John Searles                     01355 26 2202        (Investor Relations)



Find this News Release on our web-site: www.british-energy.com



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 21, 2004                    BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations